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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               ---------------

                               AMENDMENT NO. 1
                                     TO
                                 SCHEDULE TO

                    Tender Offer Statement under Section
         14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ---------------

                  MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                          (Name of Subject Company)

                               ---------------

                               O. BRUCE MILLS
                      (Name of Filing Person--Offeror)

                               ---------------

                          LIMITED PARTNERSHIP UNITS
                       (Title of Class of Securities)
                                     N/A
                    (CUSIP Number of Class of Securities)

                               ---------------

                               O. BRUCE MILLS
                       15480 ELK RIDGE LANE, SUITE 200
                        CHESTERFIELD, MISSOURI 63017
                          TELEPHONE: (636) 728-1000
          (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of Filing Persons)

                               ---------------

                                  COPY TO:
                           ROBERT M. LAROSE, ESQ.
                             THOMPSON COBURN LLP
                              ONE FIRSTAR PLAZA
                          ST. LOUIS, MISSOURI 63101
                          TELEPHONE: (314) 552-6000

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                          CALCULATION OF FILING FEE
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      Transaction Valuation                       Amount of Filing Fee
----------------------------------------------------------------------------
         $4,859,200.00*                                  $971.84
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[FN]
* For purposes of calculating amount of filing fee only. Based on the offer to purchase 12,148 limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $971.84
Form or Registration No.: Schedule TO
Filing Party: O. Bruce Mills
Date Filed: July 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001 ("Schedule TO") by O. Bruce Mills relating to the offer by O. Bruce Mills to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

         On July 24, 2001, O. Bruce Mills sent a letter to all of the limited partners of Maxus Real Property Investors - Four, L.P. waiving the condition that the units validly tendered and not withdrawn before the expiration of the offer, together with the five units owned by Mr. Mills, represent a majority of the voting power of Maxus Real Property Investors - Four, L.P. A copy of the letter is attached hereto as Exhibit (a)(5).

         The offer will expire at 12:00 Midnight, Central Standard Time, on Tuesday, August 7, 2001, unless Mr. Mills extends the time period for which the offer is open, in which event the offer will expire at the later time and date announced by Mr. Mills at the time of the extension. Mr. Mills may extend the offer in his sole discretion by providing written notice of the extension.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

         (a) (1)    Letter to Partners dated July 10, 2001*

         (a) (2)    Offer to Purchase*

         (a) (3)    Letter of Transmittal*

         (a) (4)    Affidavit and Indemnification Agreement*

         (a) (5)    Letter to Partners dated July 24, 2001

         (b) (1)    Commitment Letter from Bank of Washington*

         (c) - (h)  Not applicable

[FN]
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     *  Previously filed as exhibits to Schedule TO filed July 10, 2001

                                  SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2001



By: /s/ O. Bruce Mills
    ----------------------------------------
    O. Bruce Mills




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                                EXHIBIT INDEX
                                -------------


         Exhibit                    Description
         -------                    -----------

         (a) (1)           Letter to Partners dated July 10, 2001*

         (a) (2)           Offer to Purchase*

         (a) (3)           Letter of Transmittal*

         (a) (4)           Affidavit and Indemnification Agreement*

         (a) (5)           Letter to Partners dated July 24, 2001

         (b) (1)           Commitment Letter from Bank of Washington*

         (c) - (h)         Not applicable

[FN]
--------------------

     *  Previously filed as exhibits to Schedule TO filed July 10, 2001




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                                                              Exhibit (a)(5)




                   [Letterhead of Mills Properties, Inc.]






July 24, 2001

TO THE LIMITED PARTNERS OF
MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

I have received the latest letter from the General Partner of Maxus Real Property Investors - Four, L.P. dated July 19, 2001. The General Partner has continued to expend Partnership funds to vigorously attack my tender offer. The General Partner is clearly concerned by my offer which has led to a sudden declaration of a $10 per unit quarterly distribution and a new-found helpfulness in pointing out the deficiencies of my offer. The General Partner has even gone to the trouble of locating a alleged third-party buyer for our limited partnership units at prices "in excess of $400."

I am very pleased that my offer has had such a beneficial effect on the General Partner's treatment of us as limited partners. Up until the recent declaration of the $10 distribution in the middle of June, the General Partner had not seen fit to pay distributions to us; in fact, the General Partner's stated strategy was to stockpile funds in the Partnership so that it could repurchase units at significantly discounted prices thereby solidifying its control of the Partnership. In addition, just last month, the General Partner sent me a letter (but only after the 1,356 units tendered in the $300 per unit self-tender were purchased) stating that it was not authorized under the partnership agreement to act on my $400 per unit offer or even communicate the offer to you. The General Partner's tune has certainly changed in the last few weeks, even to the extent of providing a name and toll-free number of the purported interested buyer.

Now, the General Partner motivated by its recently discovered concern for us as limited partners wants to guide us through the "confusion" created by my "contingent" offer. Let me save us all the time and trouble in analyzing this issue. With this letter and my concurrent filing with the Securities and Exchange Commission, I am waiving absolutely and irrevocably the condition requiring the tender of a minimum number of units that would result in my holding a majority of the outstanding units upon completion of my tender offer. As a result, I will purchase at a price of $400 per unit in cash any and all units that are tendered and not withdrawn as of the expiration of the offer at 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001.

I am extremely comfortable in waiving this condition now because, regardless of how the General Partner has characterized my offer, it was never contingent. The condition is a standard one for public company tender offers where a change of control is the intent of the offeror. I was only fashioning the offer to make my intentions crystal clear.

I will buy any and all of the units that are tendered prior to the expiration of my offer. I have no problem with taking a non-majority interest in the Partnership at this time while continuing my efforts to gain control. For those of you wishing to tender your units, you may do so by delivering the letter of transmittal and certificates for the tendered units to LaSalle Bank National Association at 135 South LaSalle Street, Suite 1811, Corporate Trust Operations, Chicago, Illinois 60603. If you need to contact the depositary about any aspect of the tender offer by phone or facsimile, the phone number is (800) 246-5761, menu option #2, and the facsimile number is (312) 904-2584.


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As you consider my offer and the General Partner's reaction to it, ask yourselves, is the General Partner concerned about your economic interests or its own? While the General Partner recently (and apparently, reluctantly) declared a quarterly distribution of $10 per unit, it has been paid over $180,000 per year in property and partnership management fees. Ask yourselves, how soon after the completion of my tender offer will the General Partner find an excuse to end the quarterly distribution? How soon thereafter will the General Partner or its affiliates be purchasing units for $200 to $300 or, worse yet, be using Partnership funds to redeem units in another self-tender? It appears to me that the General Partner has no plans for this Partnership, other than to collect management fees for as long as it can. If there were any positive plans in the making, we would certainly have heard about them in the General Partner's frequent communications of the past few months. Instead, all we hear from the General Partner are spurious attacks against me and my good faith offer. It is your decision to tender into my offer or face the uncertain future with a general partner which has had a history of placing its interest ahead of yours.

Thank you for your time and attention on these important matters.

Respectfully yours

/s/  O. Bruce Mills

O. Bruce Mills